SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

LM FUNDING AMERICA, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
502074305
(CUSIP Number)
Bruce Howard User-Friendly Phone Book, LLC Chief Executive Officer 10200 Grogan’s Mill Road, Suite 440 The Woodlands, TX 77380	with copies to: Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502074305

1.	Names of reporting persons User-Friendly Phone Book, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,350,835*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,350,835*

11.	Aggregate amount beneficially owned by each reporting person	1,350,835*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	9.2%*
14.	Type of reporting person (see instructions)	OO

*See Item 5 for additional information.

CUSIP No. 502074305

1.	Names of reporting persons User-Friendly Holding, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,350,835*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,350,835*

11.	Aggregate amount beneficially owned by each reporting person	1,350,835*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	9.2%*
14.	Type of reporting person (see instructions)	OO

*See Item 5 for additional information.

Explanatory Note

This Amendment No. 2 amends the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on August 24, 2020, as amended by Amendment No. 1 to such Schedule 13D filed with the SEC on August 24, 2020 (the “prior Schedule 13D” and, as amended hereby, this “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of LM Funding America, Inc., a Delaware corporation (the “Issuer”). Except as set forth below, the prior Schedule 13D remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the prior Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this Schedule 13D is qualified in its entirety by the provisions of such exhibits.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

As of the date of this Schedule 13D (the “Event Date”), UFPB owns 1,350,835 shares of Common Stock (the “Shares”), which were acquired with the funds of UFPB. UFH may be deemed to beneficially own the Shares as a result of being the sole member of UFPB.

All of the shares of Common Stock held by UFPB have been acquired using the working capital of UFPB.

The total cost of the shares of Common Stock deemed to be beneficially owned by the Reporting Persons is $1,048,826.23.

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

Item 4 of the prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Persons purchased an aggregate of 1,350,835 of the Issuer’s securities on the open market for investment purposes in the Reporting Persons’ ordinary course of business. The Reporting Persons acquired such shares of Common Stock because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Issuer’s securities at times, and in such manner (including pursuant to hedging transactions), as they deems advisable to benefit from changes in market prices of the Issuer’s securities, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Issuer’s securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares of the Issuer’s securities or dispose of all or some of the Issuer’s securities beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

The information in Item 6 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(e). The aggregate percentage of Common Stock reported in this Item 5 and set forth in Row 13 of the cover pages filed herewith is calculated based upon 14,618,799 shares of Common Stock issued and outstanding as of August 18, 2020, based on information reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 18, 2020.

As of the Event Date, UFPB held 1,350,835 shares of Common Stock. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, UFH may be deemed to beneficially own the 1,350,835 shares of Common Stock held by UFPB, or approximately 9.2% of the shares of Common Stock deemed to be issued and outstanding as of the Event Date.

By virtue of its being the sole member of UFPB, UFH has the power to vote or direct the vote, and to dispose or direct the disposition of, all of the 1,350,835 shares of Common Stock beneficially owned by it and held for the account of UFPB. By virtue of his control of the board of managers of UFH, Mr. Stevenson may be deemed to have shared voting power and dispositive power with respect to all Common Stock as to which UFH has voting or dispositive power and held for the account of UFPB. No other shares of Common Stock are owned, beneficially or otherwise, by the persons listed on Schedule I annexed hereto. This report shall not be deemed an admission that UFPB, UFH or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of this Act, or for any other purpose.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit 1 to this Schedule 13D.  All such transactions were carried out in open market transactions.

Except as set forth in Exhibit 1 hereto, the Reporting Persons have not effected any transaction in the Common Stock in the last 60 days, nor, to the knowledge of the Reporting Persons, any person named on Schedule I annexed hereto, has effected any transactions in the Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock.

Item 7.	Material to Be Filed as Exhibits.

The following exhibits are incorporated into this Amendment:

Exhibit	Description

1.	Transactions in the Securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2020
(Date)

USER-FRIENDLY PHONE BOOK, LLC

By:	/s/ Bruce Howard
	Name:	Bruce Howard
	Title:	Chief Executive Officer

USER-FRIENDLY HOLDING, LLC

By:	/s/ Bruce Howard
	Name:	Bruce Howard
	Title:	Chief Executive Officer